

August 18, 2011

Via E-mail
Robert Kepe, CEO
RJD Green, Inc.
1560-1 Newbury Rd #514
Newbury Park, CA 91324

      Re: RJD Green, Inc.
              Amendment No. 8 to Registration Statement on Form S-1
              Filed August 10, 2011
              File No. 333-170312

Dear Mr. Kepe:

      We have reviewed your amended filing and have the following comment.

Financial Statements

Statement of Operations, page F-13

1.   Revise the net loss per share for the 4-months period ended December 31, 2010 and the cumulative period from September 30, 2009 to December 31, 2010 on your statement of operations. In this regard, it appears that net loss per share has been incorrectly calculated. In addition, ensure your auditors consider any restatement when they reissue their auditor's report and consent. Refer to AU 561 and AU 530.

      You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact me at (202) 551-3456.

              Sincerely,

              /s/ Matthew Crispino

              Matthew Crispino
              Staff Attorney

cc: Via E-mail
       Jillian Ivey Sidoti, Esq.